PROSPECTUS



                                5,499,997 Shares

                               ALLTEL CORPORATION

                                  Common Stock

         The 5,499,997 shares of ALLTEL common stock covered by this prospectus are all being offered for the account of the shareholders listed on page 3. We will not receive any proceeds from any sales of these securities.

         Each of the selling shareholders may offer and sell from time to time shares of ALLTEL common stock directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire shares as principals. The price to public and the net proceeds to the selling shareholders from the sale of the shares will depend on the nature and timing of the sales and therefore will not be known until the sales are actually made.

         ALLTEL common stock trades on the New York Stock Exchange under the symbol "AT." On April 20, 1999, the last closing price of ALLTEL common stock on the New York Stock Exchange was $70.875 per share.



         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

         No person is authorized in connection with any offering of the shares to give any information or to give any representation not contained in this prospectus, and you should not rely on any such information or representation as having been authorized by ALLTEL or any selling shareholder. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.


                    This Prospectus is dated April 21, 1999.

                               ALLTEL CORPORATION

         ALLTEL is an information technology company that provides wireline and wireless communications and information services. ALLTEL provides wireline local, long-distance, network access and internet services, wireless communications, wide-area paging service and information management services and software. ALLTEL also sells telecommunications products and publishes telephone directories for its affiliates and other telephone companies. ALLTEL's principal executive offices are located at One Allied Drive, Little Rock, Arkansas 72202, and its telephone number is (501) 905-8000.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" information filed with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be part of this prospectus. In addition, information ALLTEL files with the SEC in the future will automatically update and supersede information contained in this prospectus. We incorporate by reference in this prospectus:
(a) our Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10-K/A filed on March 26, 1999, (b) our Current Report on Form 8-K dated April 21, 1999, (c) the description of our common stock set forth in our registration statement filed on Form 8-A (Commission File No. 1-4996), (d) the description of the rights agreement contained in our registration statement on Form 8-A dated February 3, 1997, and (e) any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering.

         ALLTEL will provide free copies of any of those documents, if you write or telephone us at:

                               Investor Relations
                                One Allied Drive
                          Little Rock, Arkansas 72202
                            Telephone (501) 905-8999

                             AVAILABLE INFORMATION

         We have filed this prospectus as part of a registration statement on Form S-3 with the SEC. The registration statement contains exhibits and other information that are not contained in this prospectus. Descriptions in this prospectus of the provisions of documents filed as an exhibit to the registration statement or otherwise filed with the SEC are only summaries of the documents' material terms. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described below.

         We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC's web site at http://www.sec.gov.

                                USE OF PROCEEDS

         All of the shares of ALLTEL common stock covered by this prospectus are being offered for the account of the selling shareholders listed below. We will not receive any proceeds from the offering.

                              SELLING SHAREHOLDERS

         All of the 5,499,997 shares of ALLTEL common stock covered by this prospectus are being offered for the account of the following selling shareholders:

                              Milton Stewart, Jr.
                       Jeb M. Stewart Trust, dated 1/6/90
                     Jeb Stewart Irrevocable Trust No. Two
                        Jill Stewart Trust, dated 1/6/90
                 Carolyn Jill Stewart Irrevocable Trust No. Two
                              Stewart Partners LP
                                 Kay S. Swanson
                    Christopher Swanson Trust, dated 5/9/90
                   Sabrina Swanson Mixon Trust, dated 5/9/90
                      Stewart Swanson Trust, dated 5/9/90

         Prior to January 6, 1999, the selling shareholders were the sole shareholders of Standard Group, Inc., a Georgia corporation. On January 6, 1999, we completed a merger with Standard Group, Inc. In the merger, we issued 5,499,997 shares of ALLTEL common stock to the selling shareholders in exchange for all of the outstanding shares of capital stock of Standard Group, Inc. Except for the merger, none of the selling shareholders has held any position or office or has had a material relationship with ALLTEL or any of its affiliates within the past three years.

         In connection with the merger, we have agreed to, among other things, file the registration statement of which this prospectus is a part with the SEC to register the shares of ALLTEL common stock issued in the merger. The agreement of merger relating to the merger provides that we are to pay all registration expenses incurred in connection with this registration and the selling shareholders are to pay all selling commissions, underwriting discounts and disbursements, transfer taxes and fees and expenses of separate counsel applicable to their sale of shares of ALLTEL common stock issued in the merger. The agreement of merger also provides that we are to use our reasonable best efforts to maintain the effectiveness of the registration statement of which this prospectus is a part until the earlier of April 21, 2001 or the date each of the selling shareholders' shares of ALLTEL common stock acquired in the merger become transferable without registration in one transaction in accordance with Rule 144 of the Securities Act of 1933.

         The following table sets forth the number of shares of ALLTEL common stock held by each selling shareholder prior to the offering and the number of shares to be offered for the selling shareholder's account pursuant to this prospectus.


                                                                              Number of Shares that May Be
                                          Number of Shares Held Prior to           Offered Pursuant to
    Name of Selling Shareholder                   this Offering                      this Offering

Milton Stewart, Jr.                                  2,415,105                         2,415,105

Jeb M. Stewart Trust, dated 1/6/90                      27,610                            27,610

Jeb Stewart Irrevocable Trust No.                       47,987                            47,987
Two

Jill Stewart Trust, dated 1/6/90                        27,610                            27,610

Carolyn Jill Stewart Irrevocable                        47,987                            47,987
Trust No. Two

Stewart Partners LP                                    183,700                           183,700

Kay S. Swanson                                       2,589,009                         2,589,009

Christopher Swanson Trust, dated                        53,663                            53,663
5/9/90

Sabrina Swanson Mixon Trust, dated                      53,663                            53,663
5/9/90

Stewart Swanson Trust, dated 5/9/90                     53,663                            53,663
                                                     ---------                         ---------
Total                                                5,499,997                         5,499,997


                              PLAN OF DISTRIBUTION

         The selling shareholders may effect the distribution of the shares in one or more transactions that may take place through the New York Stock Exchange, including block trades or ordinary broker's transactions, or through privately negotiated transactions, an underwritten offering, or a combination of any such methods of sale. Sales of the shares will be made at market prices prevailing at the time of sale or at negotiated prices. Selling shareholders may pay usual and customary or specifically negotiated brokerage fees or commissions in connection with such sales. We have agreed to bear certain costs associated with selling the shares of approximately $109,880.

         The aggregate proceeds to the selling shareholders from the sale of the shares will be the purchase price of the ALLTEL common stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by us. The selling shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profit from the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

                                 LEGAL OPINIONS

         Kutak Rock has provided ALLTEL with an opinion that the shares being offered in this prospectus are legally and validly issued. Certain partners of Kutak Rock beneficially owned as of April 1, 1999 8,750 shares of ALLTEL common stock.

                                    EXPERTS

         The consolidated financial statements of ALLTEL as of December 31, 1998, and for each of the years in the three-year period ended December 31, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in ALLTEL's 1998 Form 10-K (as amended by Form 10-K/A filed on March 26, 1999) and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports. The consolidated financial statements of ALLTEL include the financial statements of 360 Communications Company as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997, which were filed with ALLTEL's Report on Form 8-K/A dated September 2, 1998 and which have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in ALLTEL's 1998 Form 10-K. As to certain equity investees of 360 Communications Company (GTE Mobilnet of South Texas Limited Partnership,
New York SMSA Limited Partnership, Orlando SMSA Limited Partnership and
Chicago MSA Limited Partnership) such report is based in part on the reports of other independent auditors. The financial statements of 360 Communications Company referred to above are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.